Filed Pursuant to Rule 424(b)(5)
Registration No. 333-284853

PROSPECTUS

Suburban Propane Partners, L.P.

Up to $ 100,000,000 of Common Units

We have entered into an “at-the-market” equity distribution agreement (as may be amended from time to time, the “equity distribution agreement” or the “Agreement”), dated as of February 20, 2025, with Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., and Evercore Group L.L.C., in their capacity as sales agents (each, an “Agent,” and collectively, the “Agents”), relating to the offer, issuance and sale from time to time of our common units (“common units”) representing limited partner interests in Suburban Propane Partners, L.P. (the “Partnership”), having an aggregate offering amount of up to $100.0 million.

Sales of our common units, if any, under this prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the New York Stock Exchange (“NYSE”) or any other existing trading market for our common units. The Agents are not required to sell any specific number or dollar amount of our common units but will use their commercially reasonable efforts, as our agents and subject to the terms of the equity distribution agreement, to sell our common units offered, as instructed by us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Under the terms of the equity distribution agreement, we also may sell our common units to any of the Agents as principal for its own account at a price agreed upon at the time of the sale. If we sell our common units to the Agents, as principal, we will enter into a separate agreement with the Agent and we will describe that agreement in a separate prospectus supplement or pricing supplement to the extent required by law. See “Plan of Distribution.”

Each of the Agents will be entitled to a commission of an amount up to 1.5% of the gross sales price per common unit sold under the equity distribution agreement by such Agent acting as our agent with the exact amount to be agreed by the Partnership and the Agents. In connection with the sale of our common units on our behalf, the Agents may be deemed to be an “underwriter” within the meaning of the Securities Act.

Our common units are currently listed on the NYSE under the symbol “SPH.” On February 19, 2025, the last reported sale price of our common units on the NYSE was $22.07 per common unit.

Investing in our common units involves a high degree of risk. You should carefully consider the risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus and those found in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wells Fargo Securities	J.P. Morgan	BofA Securities	Evercore ISI

The date of this prospectus is February 20, 2025

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”). This prospectus relates only to an offering of up to $100.0 million of our common units through the Agents. These sales, if any, will be made pursuant to the terms of the equity distribution agreement entered into among us and the Agents on February 20, 2025, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

We urge you to carefully read this prospectus, the documents incorporated by reference herein the additional information in the section of this prospectus entitled “Where You Can Find More Information and Incorporation by Reference” before investing in any of the securities being offered under this prospectus. These documents contain information you should consider when making your investment decision. To the extent that any statement that we make in this prospectus is inconsistent with statements made in any documents incorporated by reference, the statements made in this prospectus will be deemed to modify or supersede those made in such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this prospectus, the documents incorporated by reference herein and any prospectus supplement or free-writing prospectus we may provide you. We have not, and the Agents have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or on any date subsequent to the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are offering to sell, and seeking offers to buy, the securities described in this prospectus only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide, without charge, a copy of any or all of the documents incorporated by reference in this prospectus upon written or oral request. Direct any such requests to: Investor Relations, Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206 (telephone number (973) 887-5300). To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common units and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, any applicable prospectus supplement or free writing prospectus and the documents incorporated by reference herein and therein. You should read all such documents carefully, especially the risk factors and our financial statements and the related notes included or incorporated by reference herein or therein, before deciding to buy our common units. Investing in our securities involves risks that are described in the section of this prospectus entitled “Risk Factors,” under the heading “Item 1A. Risk Factors” in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q, as updated by our subsequent annual, quarterly and other reports and documents that are incorporated by reference into this prospectus, and in our other filings with the SEC.

Overview

Suburban Propane Partners, L.P. (the “Partnership”), a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, renewable propane, renewable natural gas (“RNG”), fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets and production of and investing in low-carbon fuel alternatives. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2024, that we are the third-largest retail marketer of propane in the United States, measured by retail gallons sold in calendar year 2023. As of December 28, 2024, we were serving the energy needs of approximately 1.0 million residential, commercial, industrial and agricultural customers through approximately 700 locations in 42 states with operations principally concentrated in the east and west coast regions of the United States, as well as portions of the Midwest region of the United States and Alaska. We sold approximately 378.3 million gallons of propane and 16.9 million gallons of fuel oil and refined fuels to retail customers during the year ended September 28, 2024, and approximately 105.7 million gallons of propane and 4.4 million gallons of fuel oil and refined fuels to retail customers during the quarter ended December 28, 2024. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company whose sole member is the Chief Executive Officer of the Partnership. Since October 19, 2006, the General Partner has no economic interest in either the Partnership or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of the Partnership. Additionally, under the Third Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) of the Partnership, there are no incentive distribution rights for the benefit of the General Partner. The Partnership owns (directly and indirectly) all of the limited partner interests in the Operating Partnership. The common units represent 100% of the limited partner interests in the Partnership.

Direct and indirect subsidiaries of the Operating Partnership include Suburban Heating Oil Partners, LLC, which owns and operates the assets of our fuel oil and refined fuels business; Agway Energy Services, LLC, which owns and operates the assets of our natural gas and electricity business; Suburban Sales and Service, Inc., which conducts a portion of our service work and appliance and parts business; and Suburban Renewable

Energy, LLC (“Suburban Renewable Energy”), which serves as the platform for our investments in innovative renewable energy technologies and businesses. Our fuel oil and refined fuels, natural gas and electricity, services and renewable energy businesses are structured as either limited liability companies that are treated as corporations or corporate entities (collectively referred to as “Corporate Entities”) and, as such, are subject to corporate level U.S. income tax.

For more information about our business, please refer to the “Business” section in our most recent Annual Report on Form 10-K filed with the SEC and incorporated by reference in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q filed with the SEC and incorporated by reference in this prospectus.

Corporate Information

Our common units, representing limited partner interests in the Partnership, are traded on the New York Stock Exchange under the symbol “SPH.” We were formed as a Delaware limited partnership in 1995. Our executive offices are located at 240 Route 10 West, Whippany, New Jersey 07981, and our telephone number is (973) 887-5300.

Unless the context otherwise requires, the terms “Partnership,” “Suburban,” “we,” “us,” and “our” are used to refer to Suburban Propane Partners, L.P. and its consolidated subsidiaries, including the Operating Partnership. The term “you” refers to a prospective investor.

THE OFFERING

Common units offered by us	Common units having an aggregate offering amount of up to $100.0 million.

Manner of offering	“At-the-market” offering that may be made from time to time through the Agents. See “Plan of Distribution.”

Use of proceeds	We intend to use the net proceeds from future sales of our common units in this offering for general limited partnership purposes. See “Use of Proceeds.”

Material U.S. federal income tax Consequences	For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our common units, please read “Material U.S. Federal Income Tax Consequences.”

Risk factors	Investing in our common units involves a high degree of risk. See the information contained in or incorporated by reference under the heading “Risk Factors” on page 6 in this prospectus and in the documents incorporated by reference into this prospectus and any free writing prospectus that we have authorized for use in connection with this offering.

Other Relationships	Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are, as of the date of this prospectus, lenders under our credit facility, and affiliates of some or all of the Agents may in the future be lenders under any new credit facility or any amendments or restatements of our existing credit facility and the Agents and/or their respective affiliates may from time to time hold our debt securities or other indebtedness.

New York Stock Exchange symbol	SPH.

Transfer Agent and Registrar	Computershare Trust Company, N.A.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contains forward-looking statements (“Forward-Looking Statements”) as defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to future business expectations and predictions, capital expenditures, strategic alternatives, project developments, and financial condition and results of operations of the Partnership. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “could,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this Prospectus identifying such risks and uncertainties are referred to as “Cautionary Statements”). The risks and uncertainties that could impact the Partnership’s results include, but are not limited to, the following:

•	The impact of weather conditions on the demand for propane, renewable propane, fuel oil and other refined fuels, natural gas, renewable natural gas (“RNG”) and electricity;

•	The impact of climate change and potential climate change legislation on the Partnership and demand for propane, fuel oil and other refined fuels, natural gas, RNG and electricity;

•

Volatility in the unit cost of propane, renewable propane, fuel oil and other refined fuels, natural gas, RNG and electricity, the impact of the Partnership’s hedging and risk management activities, and the adverse impact of price increases on volumes sold as a result of customer conservation;

•	The ability of the Partnership to compete with other suppliers of propane, renewable propane, fuel oil, RNG and other energy sources;

•

The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, including hostilities in the Middle East, Russian military action in Ukraine, global terrorism and other general economic conditions, including the economic instability resulting from natural disasters;

•

The ability of the Partnership to acquire and maintain sufficient volumes of, and the costs to the Partnership of acquiring, reliably transporting and storing, propane, renewable propane, fuel oil and other refined fuels;

•	The ability of the Partnership to attract and retain employees and key personnel to support the growth of our business;

•	The ability of the Partnership to retain customers or acquire new customers;

•

The impact of customer conservation, energy efficiency, general economic conditions and technology advances on the demand for propane, fuel oil and other refined fuels, natural gas, RNG and electricity;

•	The ability of management to continue to control expenses and manage inflationary increases in fuel, labor and other operating costs;

•

Risks related to the Partnership’s renewable fuel projects and investments, including the willingness of customers to purchase fuels generated by the projects, the permitting, financing, construction, development and operation of supporting facilities, the Partnership’s ability to generate a sufficient return on its renewable fuel projects, the Partnership’s dependence on third-party partners to help manage and operate renewable fuel investment projects, and increased regulation and dependence on government funding for commercial viability of renewable fuel investment projects;

•

The generation and monetization of environmental attributes produced by the Partnership’s renewable fuel projects, changes to legislation and/or regulations concerning the generation and monetization of environmental attributes and pricing volatility in the open markets where environmental attributes are traded;

•

The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and climate change, permitting, human health and safety laws and regulations, derivative instruments, the sale or marketing of propane and renewable propane, fuel oil and other refined fuels, natural gas, RNG and electricity, including the impact of recently adopted and proposed changes to New York law and changed priorities of the new U.S. presidential administration, and other regulatory developments that could impose costs and liabilities on the Partnership’s business;

•	The impact of changes in tax laws that could adversely affect the tax treatment of the Partnership for income tax purposes;

•	The impact of legal risks and proceedings on the Partnership’s business;

•	The impact of operating hazards that could adversely affect the Partnership’s reputation and its operating results to the extent not covered by insurance;

•	The Partnership’s ability to make strategic acquisitions, successfully integrate them and realize the expected benefits of those acquisitions;

•

The ability of the Partnership and any third-party service providers on which it may rely for support or services to continue to combat cybersecurity threats to their respective and shared networks and information technology;

•	Risks relating to the Partnership’s plans to diversify its business;

•	The impact of current conditions in the global capital, credit and environmental attribute markets, and general economic pressures; and

•	Other risks referenced from time to time in filings with the SEC and those factors included in and incorporated by reference into this prospectus under “Risk Factors.”

The risks set forth above are not exhaustive. Other sections of this prospectus, including the documents that we incorporate by reference herein and therein, may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Current Reports on Form 8-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any Forward-Looking Statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this prospectus.

RISK FACTORS

Investing in our common units involves risks. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. Before making an investment decision, you should carefully consider the risks described below and those discussed under the sections captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended September 28, 2024, and our Quarterly Reports on Form 10-Q (which are incorporated by reference in this prospectus), together with other information in this prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. You should also carefully consider the risks incorporated by reference herein by way of any amendment or update to our risk factors reflected in subsequent SEC filings. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common units to decline, resulting in a loss of all or part of your investment.

Risks Related to This Offering and Our Common Units

Issuances or sales of our common units may be dilutive or cause the market price of our common units to fall.

The issuance or sale of substantial amounts of our common units, the perception that such issuances or sales of our common units could occur or the availability for future issuance or sale of our common units could have a dilutive effect on our actual and expected earnings per common unit or could have the effect of depressing the market price of our common units. The actual amount of dilution or decline in market price cannot be determined at this time and would be dependent upon numerous factors which are not currently known to us.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion with respect to the use of proceeds of this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain.

Our common units will be sold in “at-the-market” offerings, and investors who buy common units at different times will likely pay different prices.

Investors who purchase common units in this offering at different times will likely pay different prices and may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of common units sold in this offering. Investors may experience a decline in the value of their common units. The trading price of our common units may be volatile and subject to wide fluctuations. Many factors could have an impact on our common unit price, including fluctuations in the performance of our Investment Funds or our overall performance.

The actual number of common units we will issue under our equity distribution agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the equity distribution agreement and compliance with applicable law, we have the discretion to deliver an issuance notice to the Agents at any time throughout the term of the equity distribution agreement. The number of common units that are sold by the Agents after delivering an issuance notice will fluctuate based on the market price of our common units during the selling period and limits we set with the Agents. It is not currently possible to predict the number of common units that will be ultimately issued.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the future sales of common units covered by this prospectus for general limited partnership purposes, which may include working capital needs, repayment of indebtedness, capital expenditures and acquisitions.

Our management will have broad discretion in allocating the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

These expected uses represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors.

DESCRIPTION OF THE COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle holders to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of December 28, 2024, there were 64,490,096 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership. Under our Partnership Agreement, we may issue, without further action by holders of our common units, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol “SPH.”

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the holders of our common units every three years to elect the members of our Board of Supervisors and to vote on any other matters that are properly brought before our unitholders at the meeting. Special meetings of the limited partners may be called by our Board of Supervisors or by limited partners owning 20% or more of the outstanding common units of the class or classes for which a meeting is proposed.

Cash Distributions

Our Partnership Agreement requires us to distribute all of our “available cash” pro rata to the holders of our common units within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on Business Combinations with Certain Interested Holders of Our Common Units

Our Partnership Agreement defines an interested unitholder (“Interested Unitholder”) as any person, including its affiliates, and any person who is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest of an Interested Unitholder, any person who serves as trustee or in a similar fiduciary capacity of an Interested Unitholder or any relative or spouse, with the same residence as an Interested Unitholder (other than us, any of our subsidiaries, any employee benefit plan that we maintain or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity), that:

(a) is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the then outstanding units and who did not become the beneficial owner of such amount of units pursuant to a transaction that (x) was approved by the affirmative vote of a majority of our entire Board of Supervisors; or (y) resulted in such person becoming the official owner of at least 85% of the then outstanding units (excluding units owned by our officers and members of our Board of Supervisors); or

(b) is an assignee of, or has otherwise succeeded to, any units of which an Interested Unitholder was the beneficial owner at any time with the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act.

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any Interested Unitholder. A “business combination” is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Unitholder. We may participate in such business combination with the approval of our Board of Supervisors and the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or any affiliate or associate of an Interested Unitholder). These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, our Board of Supervisors will vote such common units at the direction of the assignee who is the record holder of the common units.

No transfer of any partnership interest can be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the SEC, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of our Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause our Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

Our Board of Supervisors may impose restrictions on the transfer of any units if a subsequent written opinion of counsel (who may be our regular counsel or our general partner’s or any of its affiliates’ regular counsel) acceptable to our Board of Supervisors in its reasonable discretion determines that such restrictions are necessary to avoid a significant risk of our Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to our Partnership Agreement as our Board of Supervisors may determine to be necessary or appropriate to impose such restrictions without the consent of any partner; provided, however, that any amendment that our Board of Supervisors believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of units on the New York Stock Exchange must be approved by the holders of a majority of the outstanding units of such class.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or “Code”), existing final and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), and current administrative rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The tax consequences to unitholders will depend in part on their own tax circumstances. We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the tax matters discussed below, and the IRS may take positions contrary to those described below. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Unless the context requires otherwise, references in this section to “us” or “we” are references to Suburban Propane Partners, L.P. and our operating subsidiaries.

This discussion does not discuss all U.S. federal income tax consequences of this offering and the ownership of our common units. This summary focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, and tax-exempt unitholders. Except where specifically indicated, this summary assumes that a unitholder is a “United States person” within the meaning of the Code. This summary does not address all U.S. federal income tax consequences that may apply to unitholders subject to specialized tax treatment, such as individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”), regulated investment companies (“RICs”), financial institutions, insurance companies, unitholders that are treated as partnerships for U.S. federal income tax purposes, S corporations, former U.S. citizens and residents of the United States, controlled foreign corporations, passive foreign investment companies, dealers in securities or currencies, traders in securities that elect to mark-to-market their securities, unitholders who acquired our common units from us in exchange for property other than cash, affiliates of our general partner, unitholders who hold our common units as part of a hedge, straddle or conversion transaction, unitholders subject to the constructive sale provisions of the Internal Revenue Code, unitholders required to accelerate the recognition of any item of gross income with respect to our common units as a result of such income being recognized on an applicable financial statement, unitholders subject to alternative minimum tax and U.S. unitholders with a functional currency other than the U.S. dollar. Also, this discussion assumes that our common units are held as capital assets (within the meaning of Section 1221 of the Code). This discussion does not address the tax considerations arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable treaty. This summary does not address the tax consequences to the beneficial owner of a unitholder. References to unitholder are to the beneficial owner of common units.

As stated above, no ruling has been or will be requested from the IRS with respect to the tax consequences of this offering. Instead, we will rely on opinions of Proskauer Rose LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Some tax aspects of this offering are not certain and, accordingly, no assurance can be given that the opinions and statements made herein with respect to tax matters will be sustained by a court if contested by the IRS. Any contest with the IRS may materially and adversely impact the market for our common units, including the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of this offering may be significantly modified by future legislative, regulatory or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us and our general partner.

Other than as described herein, no opinions are being given with respect to any other tax matters arising from this offering. Moreover, the discussion herein assumes that this offering is consummated in the manner described in this prospectus.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. A UNITHOLDER SHOULD CONSULT WITH, AND MUST RELY ON, THEIR OWN TAX ADVISORS IN ANALYZING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES PARTICULAR TO THE UNITHOLDER OF THIS OFFERING AND OWNERSHIP OF OUR COMMON UNITS, INCLUDING THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Partnership Status

A partnership is not a taxable entity and generally incurs no U.S. federal income tax liability. Instead, each partner of a partnership that is subject to U.S. federal income tax is required to take into account the partner’s allocable share of items of income, gain, loss, deduction and credit of the partnership in computing the partner’s U.S. federal income tax liability, regardless of whether cash distributions are made to the partner by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to the partner is in excess of the partner’s adjusted basis in the partner’s partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of certain minerals and natural resources, including natural gas and other products of a type that are produced in a natural gas processing plant, the retail and wholesale marketing of propane, the transportation of propane and natural gas liquids, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and our allocable share of our subsidiaries’ income from these sources. Other types of qualifying income generally include interest (other than from a financial or insurance business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Based upon and subject to estimates and factual representations made by us and our general partner and a review of the applicable legal authorities, Proskauer Rose LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we will rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, Treasury Regulations, published IRS revenue rulings, and court decisions and the representations described below, we will be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Proskauer Rose LLP has relied on factual representations made by us and our general partner. Certain of those representations made by us and our general partner upon which Proskauer Rose LLP has relied are as follows:

(i) we have not at any time engaged in and will not engage in the business of writing insurance or annuity contracts or the reinsuring of risks underwritten by insurance companies, nor have we conducted or will we conduct any banking activities;

(ii) for each taxable year, at least 90% of our gross income has been and will be income that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(iii) we have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes.

We believe that these representations have been true in the past, are true as of the date hereof, and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets (and otherwise may be taxable if we have liabilities in excess of the tax basis of our assets). Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in the unitholder’s common units, or taxable capital gain, after the unitholder’s tax basis in the unitholder’s common units is reduced to zero. Accordingly, taxation as a corporation could result in a material reduction in a unitholder’s cash flow and after-tax return and thus could likely result in a substantial reduction of the value of our common units.

The remainder of this discussion assumes that we will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Holders of Our Common Units

Partner Status

Holders of common units in Suburban Propane Partners, L.P. will be treated as partners of Suburban Propane Partners, L.P. for U.S. federal income tax purposes. Unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Suburban Propane Partners, L.P. for U.S. federal income tax purposes.

A beneficial owner of common units whose common units have been transferred to a short seller may lose his or her status as a partner with respect to those common units for U.S. federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Proskauer Rose LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report any share of our income, gains, losses and deductions on the unitholder’s income tax return without regard to whether we make corresponding cash distributions. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within the unitholder’s taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent any cash distribution exceeds a unitholder’s tax basis in our common units immediately before the distribution, in which case the amount of that excess generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease the unitholder’s share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder’s tax basis in the unitholder’s common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture attributable to prior depreciation deductions and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed the unitholder’s proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the deemed distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis in our common units will be the amount the unitholder paid for the common units plus the unitholder’s share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income, by any increases in the unitholder’s share of our nonrecourse liabilities, and, on the disposition of a unit, by the unitholder’s share of certain items related to business interest not yet deductible by the unitholder due to applicable limitations. Please read “— Limitations on Interest Deductions.” That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in the unitholder’s share of our nonrecourse liabilities, by the unitholder’s share of our excess business interest (generally, the excess of our business interest over the amount that is deductible) and by the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Losses

The deduction by a unitholder of the unitholder’s share of our losses will be limited to the unitholder’s tax basis in the unitholder’s common units and, in the case of an individual unitholder or corporate unitholder that is a closely held corporation, to the amount for which the unitholder is considered to be “at risk” with respect to our activities (as described below), if that is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed the unitholder’s tax basis. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s initial tax basis in our common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold common units if the lender of those borrowed funds owns an interest in us (other than as a creditor) or is a related person to a person (other than the unitholder) having such an interest, or can look only to the common units for repayment. A unitholder’s at-risk amount will generally increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to (i) increases or decreases in the unitholder’s share of our nonrecourse liabilities, (ii) the unitholder’s share of our excess business interest and (iii) the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments (including our investments or a unitholder’s investments in other publicly traded partnerships), or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. Individual unitholders, who hold our common units directly or through a partnership or other pass-through entity, may also be subject to additional limitations on deductibility of certain “excess business losses,” as described below. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation, but before the “excess business loss” limitations.

A unitholder’s share of our net income may be offset by the unitholder’s share of our suspended passive losses, but it may not be offset by any other current or carryover losses of the unitholder from other passive activities, including those attributable to other publicly traded partnerships. Unitholders should consult with their tax advisors regarding their limitation on the deductibility of losses under applicable sections of the Code.

An additional loss limitation may apply to certain of our non-corporate unitholders for taxable years beginning before January 1, 2029. A non-corporate unitholder will not be allowed to take a deduction for certain excess business losses in such taxable years. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation or any deduction allowable for net operating losses, qualified business income or capital losses) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is currently equal to $313,000, or $626,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation are carried over to the next taxable year as a net operating loss.

Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest” expense is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income (other than gains attributable to the disposition of property held for investment or any qualified dividend income) will be treated as investment income.

Section 163(j) of the Code generally limits the deductibility of “business interest” by a taxpayer to the “business interest income” of the taxpayer plus 30% of the taxpayer’s “adjusted taxable income.” In the case of a taxpayer that is a partnership, this limitation is generally determined at the partnership level. Special carryforward rules apply to partnerships and their partners. The rules governing Section 163(j) of the Code are particularly complex as applied to partnerships and their partners. Prospective unitholders should consult with their tax advisors as to the application of the limitation on deductibility of “business interest” under Section 163(j) of the Code.

Entity-Level Collections

If we or our general partner are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. While we do not intend to pay those taxes from our funds, that payment, if made, would be treated as a distribution of cash to the unitholder (or our general partner) on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder would be required to file a claim to obtain a credit or refund.

Allocation of Income, Gain, Loss, Deduction and Credit

In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among our unitholders in accordance with each unitholder’s percentage interests in us. If we have a net loss, that loss will be allocated to our unitholders in accordance with each unitholder’s percentage interests in us to the extent of their positive capital accounts, as adjusted for certain items in accordance with applicable Treasury Regulations.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of the contribution. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. However, it may not be administratively feasible to make the relevant adjustments to “book” basis and the relevant reverse Section 704(c) Allocations each time we issue common units, particularly in the case of small or frequent unit issuances. If that is the case, we may use simplifying conventions to make those adjustments and allocations, which may include the aggregation of certain issuances of common units. It is uncertain whether those simplifying conventions will be respected. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that income as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, if negative capital accounts (subject to certain adjustments) nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate such negative balances as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	the unitholder’s relative contributions to us;

•	the interests of all of the unitholders (and our general partner) in profits and losses;

•	the interest of all of the unitholders (and our general partner) in cash flow; and

•	the rights of all of the unitholders (and our general partner) to distributions of capital upon liquidation.

Proskauer Rose LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election and Section 743 Adjustments” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Treatment of Short Sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units (and a unitholder who permits a short seller to borrow their common units to loan them) may be considered as having disposed of those common units. If so, the loaning unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss, deduction or credit with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

In light of the potential adverse consequences of loaning common units to a short seller to cover the short sale of common units, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their common units, as well as to consult their own tax advisors. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each individual unitholder will be required to take into account a distributive share of our income, gain, loss, deduction or credit for purposes of the alternative minimum tax. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Net Investment Income Tax

Under current law, in addition to U.S. federal income tax, a 3.8% tax is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes the allocable share of our income to a unitholder, as well as a unitholder’s gain realized from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse with a dependent child), $125,000 (if the unitholder is married and filing separately) and $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election and Section 743 Adjustments

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect the unitholder’s purchase price (such adjustment, a “Section 743(b) adjustment”) if the unitholder purchases from an existing unitholder. The Section 743(b) adjustment does not apply to a unitholder who purchases common units directly from us in an issuance such as this one, and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) the unitholder’s share of our tax basis in our assets (“common basis”) and (ii) the unitholder’s Section 743(b) adjustment to that basis.

The calculations involved in the Section 754 election are complex, particularly as they relate to publicly traded partnerships, and will be made on the basis of certain simplifying assumptions as to the purchase price paid for particular common units and other matters. Moreover, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of any property contributed to us consistent with the methods employed by other publicly traded partnerships and the Treasury Regulations under Section 743 of the Code. Due to these simplifying assumptions and the particular methods we have chosen, the IRS could seek to reallocate some or all of any Section 743(b) adjustments we make to the basis of certain assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of our common units may be allocated more income than would have been allocated had the election not been revoked.

We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to unrealized appreciation in the value of Contributed Property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Common Units.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. Please read “— Uniformity of Common Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate such unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

Subject to certain limitations, a Section 743(b) adjustment may create additional depreciable basis that is eligible for bonus depreciation under Section 168(k) to the extent the adjustment is attributable to depreciable property and not to goodwill or real property. However, because we may not be able to determine whether transfers of our common units satisfy all of the eligibility requirements and due to other limitations regarding administrability, we may elect out of the bonus depreciation provisions of Section 168(k) with respect to basis adjustments under Section 743(b).

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer. Generally, a built-in loss is substantial if (i) it exceeds $250,000 or (ii) the transferee would be allocated a net loss in excess of $250,000 on a hypothetical sale of our assets for their fair market value immediately after a transfer of the interests at issue. In addition, a basis adjustment is required regardless of whether a Section 754 election is made if we distribute property and have a substantial basis reduction. A substantial basis reduction exists if, on a liquidating distribution of property to a unitholder, the sum of (i) the amount of loss recognized by the unitholder on the distribution, plus (ii) the excess of the unitholder’s basis in the distributed property over our basis in that property immediately before the distribution, exceeds $250,000.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of the unitholder’s common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s share of our income, gain, loss, deduction and credit in income for the unitholder’s taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss, deduction and credit. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss, Deduction and Credit.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to those allowances are placed in service. Please read “— Uniformity of Common Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of the unitholder’s interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss, Deduction and Credit” and “— Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably, or upon our termination. There are uncertainties regarding the classification of such costs as organization expenses, and whether we may amortize such costs. The underwriting discounts and commissions we incur will be treated as syndication expenses, which must be capitalized and cannot be amortized or otherwise deducted.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and our determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of fair market value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss, deduction or credit previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of our common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a unit and, therefore, decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables,” including potential recapture items such as depreciation recapture, or to “inventory items.” Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Ordinary income recognized by a unitholder on disposition of our common units may be reduced by such unitholder’s deduction for qualified business income. Both ordinary income and capital gain recognized on a sale of common units may be subject to the net investment income tax in certain circumstances. Please read “— Tax Consequences of Unit Ownership — Net Investment Income Tax.”

If a unitholder acquires common units in separate transactions, the unitholder must combine the basis of those common units and maintain a single adjusted tax basis for all those common units. Upon sale or other disposition of less than all of the common units, a portion of that tax basis must be allocated to the common units sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the unitholder’s tax basis in the unitholder’s entire interest in the partnership as the value of the interest sold bears to the value of the unitholder’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, a unitholder may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult their tax advisors as to the possible consequences of the application of these rules.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a unitholder as having sold an “appreciated” partnership interest, one in which a gain would be recognized if it were sold, assigned or terminated at its fair market value, if the unitholder or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a unitholder has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the unitholder will be treated as having sold that position if the unitholder or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a unitholder that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis in proportion to the number of days in each month and will be subsequently apportioned among our unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss, deduction and credit realized after the date of transfer.

The U.S. Department of Treasury and the IRS have issued Treasury Regulations that permit publicly traded partnerships to use a monthly simplifying convention that is similar to ours, but they do not specifically authorize all aspects of the proration method we have adopted. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deduction and credits attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any common units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a sale may, in some cases, lead to the imposition of penalties. However, these reporting requirements may not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Unit Ownership – Section 754 Election and Section 743 Adjustments.” In addition, if we aggregate multiple issuances of common units for purposes of making adjustments to “book”

basis and the related tax allocations, we will treat each of our common units as having the same capital account balance, regardless of the price actually paid by each purchaser of common units in the aggregated offerings. We do not expect the number of affected common units, or the differences between the purchase price of a unit and the initial capital account balance assigned to the unit, to be material, and we do not expect this convention will have a material effect upon the trading of our common units.

Tax-Exempt Organizations

Ownership of common units by employee benefit plans, individual retirement accounts (“IRAs”), other tax-exempt organizations, non-resident aliens, non-U.S. corporations, and other non-U.S. persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. A unitholder that is tax-exempt entity or a non-U.S. person should consult their own tax advisors before investing in our common units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Unrelated business taxable income consists of income derived from the conduct of an unrelated trade or business regularly carried on by a tax-exempt entity, or income derived from “debt-financed” property. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it. Further, a tax-exempt organization with more than one unrelated trade or business (including by attribution from investments in a partnership, such as us, that is engaged in one or more unrelated trades or businesses) must compute its unrelated business taxable income separately for each such trade or business, including for purposes of determining any net operating loss deduction. As a result, it may not be possible for tax-exempt organizations to use losses from an investment in us to offset taxable income from another unrelated trade or business (or vice versa).

Non-U.S. Unitholders

Non-resident aliens and non-U.S. corporations, trusts, or estates that own common units will be treated as engaged in a trade or business in the United States because of the ownership of common units and all or virtually all of our income and gain is expected to be effectively connected to such a trade or business. As a result, these unitholders will be required to file U.S. federal tax returns to report their share of our income, gain, loss, deduction or credit and pay U.S. federal income tax at regular rates on the unitholder’s share of our net income or gain. The failure by a non-U.S. unitholder that owns common units to file any required U.S. federal income tax returns on a timely basis will result in the disallowance of otherwise allowable deductions and credits that are effectively connected with the conduct of such trade or business in the United States. Moreover, under rules applicable to publicly traded partnerships, the relevant withholding agent will withhold at the highest applicable effective tax rate from cash distributions made quarterly to non-U.S. unitholders. Withholding may apply regardless of whether we make distributions of cash, in which case a non-U.S. unitholder may have additional amounts due.

In addition, a non-U.S. corporation that owns common units will, in addition to regular U.S. federal income tax, be subject to the United States branch profits tax at a rate of 30% on its share of our earnings and profits that are effectively connected with the conduct of a U.S. trade or business, as adjusted for certain items and for changes in the non-U.S. corporation’s “U.S. net equity.” That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. unitholder is a resident. In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a common unit including by reason of a distribution in excess of basis will be subject to U.S. federal income tax (and, in the case of a non-U.S. corporation, possibly branch profits tax) on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Gain on the sale or disposition of a common unit will be treated as effectively connected with a U.S. trade or business to the extent that a non-U.S. unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of our assets at fair market value on the date of the sale or other disposition of that common unit. We expect that all or virtually all of any gain from the sale or disposition of our common units will be treated as effectively connected with a U.S. trade or business.

Upon the sale, exchange or other disposition of a common unit by a non-U.S. unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. For a transfer of common units that is effected through a broker, the obligation to withhold is instead generally imposed on the transferor’s broker. While the determination of a unitholder’s “amount realized” generally would include any decrease in the unitholder’s share of our nonrecourse liabilities, the Treasury Regulations provide that, for purposes of this 10% withholding, the “amount realized” on a transfer of an interest in a publicly traded partnership, such as our common units, will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferring unitholder, and thus will be determined without regard to any decrease in that unitholder’s share of our nonrecourse liabilities. Current and prospective non-U.S. unitholders should consult their tax advisors regarding the impact of these rules on an investment in our common units.

Additional withholding requirements may also affect certain non-U.S. unitholders. Please read “— Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes the unitholder’s share of our income, gain, loss, deduction and credit for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier. We cannot guarantee that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations, or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit generally are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Partnership Representative” for these purposes. Our partnership agreement names our general partner as our Partnership Representative.

If the IRS makes audit adjustments to our income tax returns, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Generally, we expect to elect to have our general partner and unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, but there can be no assurance that we will be able to do so (or will choose to do so) under all circumstances, or that we will be able to (or choose to) effect corresponding shifts in state income or similar tax liability resulting from the IRS adjustment in states in which we do business in the year under audit or in the adjustment year. If we are unable to have our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own common units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, and interest, our cash available to service debt or pay distributions to our unitholders could be substantially reduced.

For applicable taxable years, the Partnership Representative has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Partnership Representative can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns.

A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements. Generally, these rules apply to current payments of FDAP Income. Thus, to the extent we have FDAP Income that is not treated as effectively connected with a U.S. trade or business (please read “— Non-U.S. Unitholders”), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

A unitholder should consult their own tax advisors regarding the potential application of these withholding provisions.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(i) the name, address, and taxpayer identification number of the beneficial owner and the nominee;

(ii) whether the beneficial owner is:

(a) a person that is not a United States person;

(b) a non-U.S. government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(iii) the amount and description of units held, acquired, or transferred for the beneficial owner; and

(iv) specific information including the dates of acquisitions and transfers, means of acquisitions, and acquisition cost for purchases, as well as the amount of net proceeds from transfers. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold, or transfer for their own account.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly a unitholder and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly a unitholder’s tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described below at “— Accuracy-Related Penalties”;

•

for those unitholders otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability if the transaction is not properly disclosed; and

•	in the case of a listed transaction that is not properly disclosed, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return: (A) for which there is, or was, “substantial authority”; or (B) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return. If any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders might result in that kind of an “understatement” of income tax for which no “substantial authority” exists, we must adequately disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect the tax treatment of publicly traded partnerships.

Additional modifications to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “— Partnership Status”. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which a unitholder is a resident. We currently conduct business and own property in multiple states. Substantially all of these states currently impose a personal income tax on individuals. All of these states impose an income tax on corporations and other entities. Moreover, in addition to state income or similar taxes imposed on residents of certain states, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on an investment in us. A unitholder may be required to file state income tax returns and to pay state income taxes in certain states in which we do business or own property, and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Withholding may apply regardless of whether we make distributions of cash, in which case a nonresident unitholder may have additional amounts due. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of an investment in us. Accordingly, each prospective unitholder should consult and must depend upon their own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and non-U.S. as well as U.S. federal tax returns that may be required to be filed.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY. ACCORDINGLY, A UNITHOLDER SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP OF OUR COMMON UNITS THAT ARE APPLICABLE TO THE UNITHOLDER’S PARTICULAR TAX SITUATION.

PLAN OF DISTRIBUTION

We have entered into the equity distribution agreement with the Agents under which we may issue and sell our common units from time to time having an aggregate offering amount of up to $100.0 million through the Agents, as sales agents. The Agreement is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. Sales of our common units, if any, under this prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the New York Stock Exchange or any other existing trading market for our common units.

When requested by us, the Agents will offer our common units subject to the terms and conditions of the equity distribution agreement, which may be on a daily basis for periods of time, or as we may otherwise agree with the Agents. We will designate the maximum amount of common units to be sold through the Agents when we request the Agents to do so. The Agents are not required to sell any specific number or dollar amount of our common units. The Agents have agreed, subject to the terms and conditions of the Agreement, to use their commercially reasonable efforts to execute our orders to sell, as our sales agent and on our behalf, our common units submitted to the Agents from time to time by us, as instructed by us and consistent with normal sales and trading practices. We may instruct the Agents not to place common units at or below a price designated by us. We or the Agents may suspend the offering of common units under the equity distribution agreement upon proper notice to the other party. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. If we and the Agents so agree, the Agents may act as principal in connection with the placement of the common units offered hereby.

We will pay each Agent a commission of an amount up to 1.5% of the gross sales price per common unit sold under the equity distribution agreement by such Agent acting as our agent with the exact amount to be agreed by the Partnership and the Agents. The estimated offering expenses payable by us, in addition to such commission and reimbursement of expenses, are approximately $350,000, which includes legal, accounting and printing costs and various other fees associated with registering the common units being offered. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such common units. We have agreed to reimburse the sales agents for certain fees and expenses of their counsel in connection with the execution of the equity distribution agreement in an amount not to exceed $125,000 and in connection with matters related to the Financial Industry Regulatory Authority. We may in the future agree to reimburse the sales agents for certain expenses associated with ongoing activities pursuant to the equity distribution agreement.

The Agents will provide written confirmation to us following the close of trading on the New York Stock Exchange each day on which common units are sold under the equity distribution agreement. Each confirmation will include the number of common units sold on that day, the aggregate gross proceeds of such sales and the commission payable by us to the Agents. Settlement for sales of common units will occur, unless otherwise agreed, one business day following the date on which such sales were made.

In connection with the sale of our common units on our behalf, the Agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts.

We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments that the Agents may be required to make in respect of such liabilities.

The offering of common units pursuant to the equity distribution agreement will terminate upon the earliest of (i) the sale of all common units subject to the equity distribution agreement and this prospectus and (ii) the termination of the equity distribution agreement according to its terms by either the Agents or us.

Other Relationships

Each Agent has provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services it has received and may in the future receive, customary fees. Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are, as of the date of this prospectus, lenders under our credit facility, and affiliates of some or all of the Agents may in the future be lenders under any new credit facility or any amendments or restatements of our existing credit facility and the Agents and/or their respective affiliates may from time to time hold our debt securities or other indebtedness. In the course of its business, the Agents may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the Agents may at any time hold long or short positions in such securities. Under the terms of the equity distribution agreement, we also may sell our common units to an Agent as principal for its own account at a price agreed upon at the time of the sale. If we sell our common units to the Agents, as principal, we will enter into a separate agreement with such Agent, and we will describe that agreement in a separate prospectus supplement or pricing supplement to the extent required by law.

LEGAL MATTERS

The validity of the common units being offered in this offering will be passed upon for us by Proskauer Rose LLP, Washington, DC. Simpson Thacher & Bartlett LLP, Houston, Texas, is counsel to the Agents in connection with this offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 28, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and print all or any portion of this information on the SEC’s EDGAR database at www.sec.gov. You may also access our filings with the SEC on our website, http://www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, and related exhibits with the SEC under the Securities Act. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common units, we refer you to the registration statement and its exhibits and schedules.

Statements in this prospectus about the contents of any contract, agreement or other documents are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about us and our financial condition. The following documents are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended September 28, 2024, filed with the SEC on November 27, 2024;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2024, filed with the SEC on February 6, 2025;

•	our Current Reports on Form 8-K filed with the SEC on October 23, 2024, October 24, 2024, January 22, 2025, and January 23, 2025; and

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the description of our common units contained in our Current Report on Form 8-K filed with the SEC on October 19, 2006, together with any amendment or report filed with the SEC for the purpose of updating this description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.